United States

Securities And Exchange Commission

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended

June 30, 2024

NEPTUNE REM, LLC

(Exact name of issuer as specified in its charter)

Delaware	92-1301404
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

30 N. Gould St. Suite R Sheridan WY 82801

(Full mailing address of principal executive offices)

970-634-9281

(Issuer’s telephone number, including area code)

TABLE OF CONTENTS

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

ITEM 2. OTHER INFORMATION

ITEM 3. FINANCIAL STATEMENTS

ITEM 4. EXHIBITS

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Semiannual Report includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager, each series of our company and the Realbricks Technologies (defined below); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Semiannual Report are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Realbricks Technologies Platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which, including the impact of the COVID-19 coronavirus, are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are also described in our Offering Circular filed with the Securities and Exchange Commission on June 7, 2024, pursuant to Rule 253(g) of Regulation A under the headings “Summary – Selected Risks Associated with Our Business” and “Risk Factors”, which are incorporated herein by reference. Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

ii

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

Neptune REM was incorporated in the State of Delaware on November 7, 2022. Neptune REM is an investment vehicle which intends to enable investors to access fractional ownership of specific long- and short- term, residential housing rental property, but will also, under certain circumstances, consider multi-family and commercial real estate assets such as self-storage, warehouse and industrial, office, hospitality and retail properties. This lowers the cost-of-entry and minimizes the time commitment for real estate investing. An investment in the company entitles the investor to the potential economic and tax benefits normally associated with direct property ownership, while requiring no investor involvement in asset or property management.

Each of The Blanton Series LLC, The Cedar Ridge Series LLC, The Dalmore Series LLC, The Stag Series LLC, The Templeton Series LLC, and The Woody Creek Series LLC are referred to herein as our “Series.” As of the date of this Semiannual Report, no series of Neptune REM have been liquidated, and no prior program has been sponsored by Neptune REM resulting in any prior liquidation.

The company has established separate Series for the holding of long and short term residential rental properties that have been acquired by the company and intends to continue these acquisitions for the future. Notably, the debts, liabilities and obligations incurred, contracted for or otherwise existing with respect to a particular Series of the company will be enforceable against the assets of the applicable Series only, and not against the assets of the company. In addition, Neptune REM will manage all Series Assets related to the various Series including the sale of property, renting of the long or short term, residential housing rental property, maintenance and insurance.

Terra Mint is the parent company of Neptune REM. Terra Mint is also the "Managing Member” of Neptune REM. Neptune REM is a real estate investment platform that allows individual investors to have direct access to quality long and short term residential rental estate investment opportunities and invest in individual rental properties.

Our Managing Member, Terra Mint, is the sole owner and operator of the Realbricks Technologies Platform, an online real estate investment marketplace, which may be found on the website: www.realbricks.com. Currently, we are a wholly-owned subsidiary of Terra Mint.

Since its formation on November 7, 2022, our company has been engaged primarily in acquiring properties for its Series’, and developing the financial offering and other materials to begin fundraising. We are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have only recently commenced.

Emerging Growth Company

We may elect to become a public reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company, as defined in the JOBS Act, under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including, but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion; (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Operating Results

Revenues are generated at the series level. As of June 30, 2024, the Cedar Ridge Series, the Dalmore Series, the Templeton Series, and the Woody Creek Series are generating revenue as of the fourth quarter of 2023 and first quarter of 2024.

We have incurred $98,424 in Operating Expenses for the six months ended June 30, 2023 and $133,726 for the six months ended June 30, 2024. Each series will be responsible for its own Operating Expenses, such as property taxes, property insurance, and home ownership association fees beginning on the closing date of the offering of such series.

Liquidity and Capital Resources

As of June 30, 2024, our company maintained $22,760 in cash or cash equivalents and no series of interests maintained any cash or cash equivalents. Each Series owes the amounts stated in their respective Promissory Notes (as defined below) payable to the Managing Manager (as set out below) and upon closing of each Series offering that income will be used to repay the accounts payable obligations to the Managing Member.

Each Series will repay any promissory notes or loans used to acquire its property with proceeds generated from the closing of the offering of such Series. No Series will have any obligation to repay a loan incurred by our company to purchase a property for another Series.

On March 20, 2023, the company established The Cedar Ridge Series LLC (the “Cedar Ridge Series”) for the purpose of acquiring residential property located at 7927 N. 93rd St., Omaha, NE 68122, (“Cedar Ridge Property”). On March 20, 2023, the Cedar Ridge Property was transferred to the Cedar Ridge Series by the Managing Member.

On March 20, 2023, the company established The Dalmore Series LLC (the “Dalmore Series”) for the purpose of acquiring residential property located at 7931 North 93rd Street, Omaha, Nebraska 68122, (“Dalmore Property”). On March 20, 2023, the Dalmore Property was transferred to the Dalmore Series by the Managing Member.

On March 20, 2023, the company established The Templeton Series LLC (the “Templeton Series”) for the purpose of acquiring residential property located at 1502 Jones St. Unit 309 Omaha, Nebraska 68102, (“Templeton Property”). On March 20, 2023, the Templeton Property was transferred to the Templeton Series by the Managing Member.

On March 20, 2023, the company established The Woody Creek Series LLC (the “Woody Creek Series”) for the purpose of acquiring residential property located at 16316 Saratoga St, Omaha, NE 68116, (“Woody Creek Property”). On March 20, 2023, the Woody Creek Property was transferred to the Woody Creek Series by the Managing Member.

On January 12, 2024, the company established The Blanton Series LLC (the “Blanton Series”) for the purpose of acquiring residential property located at 7923 N 93rd St, Omaha, NE 68122, (“Blanton Property”). On January 12, 2024, the Blanton Property was transferred to the Blanton Series by the Managing Member.

On January 12, 2024, the company established The Stag Series LLC (the “Stag Series”) for the purpose of acquiring residential property located at 7919 N 93rd St, Omaha, NE 68122, (“Stag Property”). On January 12, 2024, the Stag Property was transferred to the Stag Series by the Managing Member.

On March 20, 2023, the Cedar Ridge Series entered into the Cedar Ridge Promissory Note for a principal amount of $379,435. On March 20, 2023, the Dalmore Series entered into the Dalmore Promissory Note for a principal amount of $379,435. On March 20, 2023, the Templeton Series entered into the Templeton Promissory Note for a principal amount of $406,299. On March 20, 2023, the Woody Creek Series entered into the Woody Creek Promissory Note for a principal amount of $337,851. On January 12, 2024, the Blanton Series entered into the Blanton Promissory Note for a principal amount of $400,300. On January 12, 2024, the Stag Series entered into the Stag Promissory Note for a principal amount of $400,300 (the “Cedar Ridge Promissory Note,” the “Dalmore Promissory Note,” the “Templeton Promissory Note,” the “Woody Creek Promissory Note,” the “Blanton Promissory Note”, and the “Stag Promissory Note” are collectively referred to herein as the “Promissory Notes”).

The Promissory Notes have a term of 18 months commencing from the date on which an Offering commences (“Maturity Date”), and bear interest at the minimum applicable federal rate at the date of issuance of 4.5%. The Promissory Notes, plus accrued interest, are repayable in full within 14 days of the Maturity Date. If we have not been able to raise sufficient funds through our Series’ Offering to repay the Promissory Notes and accrued interest in full, any outstanding balance due shall automatically convert into Series Interest of the related Series of such Promissory Note on the same terms as those offered to investors in that Series.

Trend Information

The company has a limited operating history and has generated limited revenue from intended operations. The company’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the company’s control could cause fluctuations in these conditions, including but not limited to: recession, downturn or otherwise; government policies surrounding tenant rights; local ordinances where properties reside as a result of the coronavirus pandemic; travel restrictions; changes in the real estate market; and interest-rate fluctuations. Adverse developments in these general business and economic conditions could have a material adverse effect on the company’s financial condition and the results of its operations.

ITEM 2. OTHER INFORMATION

Death of Ahmed Khaleel

On August 6, 2024, the company was informed of the death of Ahmed Khaleel. Mr. Khaleel was a founder and the Chief Technology Officer of Terra Mint. In his role as Chief Technology Officer, he was the architect of, and designed an asset-based securities and fractionalization platform focused on real estate.

Appointment of Chief Marketing Officer

On August 12, 2024, Taylor Utt was appointed Chief Marketing Officer of the company. Mr. Utt has over 8 years of experience in creating and managing media for brand campaigns, social media platforms, live national television, direct response marketing, live events, video educations platforms, brand websites, and sales funnels. Mr. Utt earned a Bachelor of Arts degree in Broadcast Journalism from Colorado State University.

ITEM 3. FINANCIAL STATEMENTS

Neptune REM LLC and its Series

Unaudited Consolidated and Consolidating Financial Statements

As of June 30, 2024 and December 31, 2023 and for the Six Months Ended June 30, 2024 and 2023

Neptune REM LLC and its Series

Neptune REM LLC and its Series

Unaudited Consolidated and Consolidating Balance Sheets as of June 30, 2024

(Unaudited)

	Cedar Ridge	Dalmore	Templeton	Woody Creek	Stag	Blanton	Neptune REM	Consolidated
ASSETS
CURRENT ASSETS
Cash	$-	$-	$-	$-	$-	$-	$22,760	$22,760
Accounts receivable - related party	-	-	-	-	6,432	2,537	-	8,969
Deferred offering costs	18,337	18,337	18,337	18,337	-	-	-	73,348
TOTAL CURRENT ASSETS	18,337	18,337	18,337	18,337	6,432	2,537	22,760	105,077

PROPERTY AND BUILDINGS	355,000	355,000	385,000	319,998	360,000	360,000	-	2,134,998
Less: accumulated depreciation	(4,773)	(3,818)	-	(3,556)	(4,848)	(2,909)	-	(19,904)
TOTAL PROPERTY AND BUILDINGS	350,227	351,182	385,000	316,442	355,152	357,091	-	2,115,094

TOTAL ASSETS	$368,564	$369,519	$403,337	$334,779	$361,584	$359,628	$22,760	$2,220,171

LIABILITIES AND MEMBER'S DEFICIT
CURRENT LIABILITIES
Accounts payable	$8,760	$8,760	$11,621	$9,112	$5,171	$5,706	$-	$49,130
Accounts payable - related party	39,098	14,931	52,106	39,356	9,837	9,837	22,980	188,145
Deferred revenue	-	24,167	-	-	-	-	-	24,167
TOTAL CURRENT LIABILITIES	47,858	47,858	63,727	48,468	15,008	15,543	22,980	261,442

LONG-TERM LIABILITIES
Notes payable - related party	379,435	379,435	406,299	337,851	400,300	400,300	-	2,303,620
Security deposits	2,750	2,750	1,900	2,000	2,875	2,416	-	14,691
TOTAL LONG-TERM LIABILITIES	382,185	382,185	408,199	339,851	403,175	402,716	-	2,318,311

TOTAL LIABILITIES	430,043	430,043	471,926	388,319	418,183	418,259	22,980	2,579,753

MEMBER'S DEFICIT	(61,479)	(60,524)	(68,589)	(53,540)	(56,599)	(58,631)	(220)	(359,582)

TOTAL LIABILITIES AND MEMBER'S DEFICIT	$368,564	$369,519	$403,337	$334,779	$361,584	$359,628	$22,760	$2,220,171

See accompanying notes, which are an integral part of these consolidated and consolidating financial statements

Neptune REM LLC and its Series

Audited Consolidated and Consolidating Balance Sheets as of December 31, 2023

(Audited)

	Cedar Ridge	Dalmore	Templeton	Woody Creek	Neptune REM	Consolidated
ASSETS
CURRENT ASSETS
Cash	$-	$-	$-	$-	$853	853
Deferred offering costs	18,337	18,337	18,337	18,337	-	73,348
TOTAL CURRENT ASSETS	18,337	18,337	18,337	18,337	853	74,201

PROPERTY
Real estate assets	355,000	355,000	385,000	319,998	-	1,414,998
TOTAL PROPERTY	355,000	355,000	385,000	319,998	-	1,414,998

TOTAL ASSETS	$373,337	$373,337	$403,337	$338,335	$853	$1,489,199

LIABILITIES AND MEMBER'S DEFICIT
CURRENT LIABILITIES
Accounts payable	$5,840	$5,840	$183	$541	$-	$12,404
Accounts payable - related party	31,533	31,533	39,997	35,670	1,043	139,776
TOTAL CURRENT LIABILITIES	37,373	37,373	40,180	36,211	1,043	152,180

LONG-TERM DEBT
Notes payable - related party	379,435	379,435	406,299	337,851	-	1,503,020
TOTAL LONG-TERM DEBT	379,435	379,435	406,299	337,851	-	1,503,020

TOTAL LIABILITIES	416,808	416,808	446,479	374,062	1,043	1,655,200

MEMBER'S DEFICIT	(43,471)	(43,471)	(43,142)	(35,727)	(190)	(166,001)

TOTAL LIABILITIES AND MEMBER'S DEFICIT	$373,337	$373,337	$403,337	$338,335	$853	$1,489,199

See accompanying notes, which are an integral part of these consolidated and consolidating financial statements

Neptune REM LLC and its Series

Unaudited Consolidated and Consolidating Statements of Operations

For the Six Months Ended June 30, 2024

(Unaudited)

	Cedar Ridge	Dalmore	Templeton	Woody Creek	Stag	Blanton	Neptune REM	Consolidated
REVENUE	$8,250	$8,250	$-	$7,388	$8,625	$4,832	$-	$37,345

OPERATING EXPENSES
Accounting fees	6,119	6,119	6,118	6,118	6,118	6,118	-	36,710
Sourcing fees	-	-	-	-	18,000	18,000	-	36,000
Contract labor	3,669	3,669	3,669	3,669	3,669	3,669	-	22,014
Depreciation	4,773	3,818	-	3,556	4,848	2,909	-	19,904
Taxes and licenses	2,920	2,920	3,874	3,037	1,724	1,902		16,377
HOA fees	-	-	2,391	-	-	-	-	2,391
Franchise tax	50	50	50	50	50	50	-	300
Bank fees & service charges	-	-	-	-	-	-	30	30
TOTAL OPERATING EXPENSES	17,531	16,576	16,102	16,430	34,409	32,648	30	133,726

LOSS FROM OPERATIONS	(9,281)	(8,326)	(16,102)	(9,042)	(25,784)	(27,816)	(30)	(96,381)

OTHER EXPENSES
Interest expense	(8,727)	(8,727)	(9,345)	(8,771)	(8,515)	(8,515)	-	(52,600)
TOTAL OTHER EXPENSES	(8,727)	(8,727)	(9,345)	(8,771)	(8,515)	(8,515)	-	(52,600)

NET LOSS	$(18,008)	$(17,053)	$(25,447)	$(17,813)	$(34,299)	$(36,331)	$(30)	$(148,981)

See accompanying notes, which are an integral part of these consolidated and consolidating financial statements

Neptune REM LLC and its Series

Unaudited Consolidated and Consolidating Statements of Operations

For the Six Months Ended June 30, 2023

(Unaudited)

	Cedar Ridge	Dalmore	Templeton	Woody Creek	Neptune REM	Consolidated
REVENUE	$-	$-	$-	$-	$-	$-

OPERATING EXPENSES
Sourcing fee	18,068	18,068	19,000	16,010	-	71,146
Taxes and licenses	5,840	5,840	7,747	6,076		25,503
Accounting fees	250	250	250	250	-	1,000
Agent fees	119	119	119	118	-	475
Franchise tax	75	75	75	75	-	300
TOTAL OPERATING EXPENSES	24,352	24,352	27,191	22,529	-	98,424

LOSS FROM OPERATIONS	(24,352)	(24,352)	(27,191)	(22,529)	-	(98,424)

OTHER EXPENSES
Interest expense	(4,023)	(4,023)	(4,308)	(3,583)	-	(15,937)
TOTAL OTHER EXPENSES	(4,023)	(4,023)	(4,308)	(3,583)	-	(15,937)
						-
NET LOSS	$(28,375)	$(28,375)	$(31,499)	$(26,112)	$-	$(114,361)

See accompanying notes, which are an integral part of these consolidated and consolidating financial statements

Neptune REM LLC and its Series

Unaudited Consolidated and Consolidating Statements of Member’s Deficit

For the Six Months Ended June 30, 2024 and 2023

(Unaudited)

	Cedar Ridge	Dalmore	Templeton	Woody Creek	Stag	Blanton	Neptune REM	Consolidated
MEMBER'S DEFICIT AT JANUARY 1, 2023	$-	$-	$-	$-	$-	$-	$(190)	$(190)
Distributions	(6,367)	(6,367)	(2,299)	(1,843)	-	-	-	(16,876)
Net loss	(28,375)	(28,375)	(31,499)	(26,112)	-	-	-	(114,361)

MEMBER'S DEFICIT AT JUNE 30, 2023	$(34,742)	$(34,742)	$(33,798)	$(27,955)	$-	$-	$(190)	$(131,427)

	Cedar Ridge	Dalmore	Templeton	Woody Creek	Stag	Blanton	Neptune REM	Consolidated
MEMBER'S DEFICIT AT JANUARY 1, 2024	$(43,471)	$(43,471)	$(43,142)	$(35,727)	$-	$-	$(190)	$(166,001)
Distributions	-	-	-	-	(22,300)	(22,300)	-	(44,600)
Net loss	(18,008)	(17,053)	(25,447)	(17,813)	(34,299)	(36,331)	(30)	(148,981)

MEMBER'S DEFICIT AT JUNE 30, 2024	$(61,479)	$(60,524)	$(68,589)	$(53,540)	$(56,599)	$(58,631)	$(220)	$(359,582)

See accompanying notes, which are an integral part of these consolidated and consolidating financial statements

Neptune REM LLC and its Series

Unaudited Consolidated and Consolidating Statements of Cash Flows

For the Six-Months Ended June 30, 2024

(Unaudited)

	Cedar Ridge	Dalmore	Templeton	Woody Creek	Stag	Blanton	Neptune REM	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(18,008)	$(17,053)	$(25,447)	$(17,813)	$(34,299)	$(36,331)	$(30)	$(148,981)
Adjustments to reconcile net loss to net cash
provided by (used in) operating activities:
Costs paid by Manager on Company's behalf	-	-	-	-	18,000	18,000	-	36,000
Depreciation	4,773	3,818	-	3,556	4,848	2,909	-	19,904
Change in liabilities that provided cash
Accounts receivable	-	-	-	-	(6,432)	(2,537)	-	(8,969)
Accounts payable	2,920	2,920	11,438	8,571	5,171	5,706	(1,043)	35,683
Accounts payable - related party	7,565	(16,602)	12,109	3,686	9,837	9,837	22,980	49,412
Security deposits	2,750	2,750	1,900	2,000	2,875	2,416	-	14,691
Deferred revenues	-	24,167	-	-	-	-	-	24,167
NET CASH PROVIDED BY OPERATING ACTIVITIES	-	-	-	-	-	-	21,907	21,907

NET CHANGE IN CASH	-	-	-	-	-	-	21,907	21,907
CASH AT BEGINNING OF PERIOD	-	-	-	-	-	-	853	853

CASH AT END OF PERIOD	$-	$-	$-	$-	$-	$-	$22,760	$22,760

Supplemental disclosure of cash flow information:

Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-	$-
Cash paid for interest	$8,727	$8,727	$9,345	$8,771	$8,515	$8,515	$-	$52,600

Supplemental disclosure of non-cash investing and financing activities:
Acquisition of property from Manager in exchange for note payable	$-	$-	$-	$-	$360,000	$360,000	$-	$720,000
Sourcing fee paid by note payable to Manager	$-	$-	$-	$-	$18,000	$18,000	$-	$36,000
Deemed distributions to Manager from the acquistion of property paid by note payable to Manager	$-	$-	$-	$-	$22,300	$22,300	$-	$44,600

See accompanying notes, which are an integral part of these consolidated and consolidating financial statements

Neptune REM LLC and its Series

Unaudited Consolidated and Consolidating Statements of Cash Flows

For the Six-Months Ended June 30, 2023

(Unaudited)

	Cedar Ridge	Dalmore	Templeton	Woody Creek	Neptune REM	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(28,375)	$(28,375)	$(31,499)	$(26,112)	$-	$(114,361)
Adjustments to reconcile net loss to net cash
provided by (used in) operating activities:
Costs paid by Manager on Company's behalf	46,712	46,712	49,836	44,449	-	187,709
NET CASH PROVIDED BY OPERATING ACTIVITIES	18,337	18,337	18,337	18,337	-	73,348

CASH FLOWS FROM FINANCING ACTIVITIES
Deferred offering costs	(18,337)	(18,337)	(18,337)	(18,337)	-	(73,348)
NET CASH USED IN FINANCING ACTIVITIES	(18,337)	(18,337)	(18,337)	(18,337)	-	(73,348)

NET CHANGE IN CASH	-	-	-	-	-	-
CASH AT BEGINNING OF PERIOD	-	-	-	-	-	-
						-
CASH AT END OF PERIOD	$-	$-	$-	$-	$-	$-

Supplemental disclosure of cash flow information:

Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest	$4,023	$4,023	$4,308	$3,583	$-	$15,937

Supplemental disclosure of non-cash investing and financing activities:
Acquisition of property from Manager in exchange for note payable	$355,000	$355,000	$385,000	$319,998	$-	$1,414,998
Sourcing fee paid by note payable to Manager	$18,068	$18,068	$19,000	$16,010	$-	$71,146
Deemed distributions to Manager from the acquistion of property paid by note payable to Manager	$6,367	$6,367	$2,299	$1,843	$-	$16,876

See accompanying notes, which are an integral part of these consolidated and consolidating financial statements

Neptune REM LLC and its Series

Notes to Unaudited Consolidated and Consolidating Financial Statements

As of June 30, 2024 and December 31, 2023 and for the Six Months Ended June 30, 2024 and 2023
(Unaudited)

1.	NATURE OF OPERATIONS

Neptune REM LLC, (the “Company”) was formed in the State of Delaware as a series limited liability company on November 7, 2022, and is a wholly-owned subsidiary of Terra Mint Group Corp (“Terra Mint”, the “Manager,” or the “Managing Member”), a Wyoming corporation. The Company’s business plan is to purchase and manage residential rental properties and offer non-accredited investors the opportunity to acquire fractional ownership of real estate assets through the Company and its Series. The Company and each series are dependent upon additional capital resources for the commencement of its planned principal operations and are subject to significant risks and uncertainties, including failing to secure funding to commence the Company’s and its Series’ planned principal operations or failing to profitably operate the business.

On March 20, 2023, The Cedar Ridge Series LLC (“Series Cedar Ridge”) was formed under the laws of Delaware as a series of the Company.

On March 20, 2023, The Woody Creek Series LLC (“Series Woody Creek”) was formed under the laws of Delaware as a series of the Company.

On March 20, 2023, The Dalmore Series LLC (“Series Dalmore”) was formed under the laws of Delaware as a series of the Company.

On March 20, 2023, The Templeton Series LLC (“Series Templeton”) was formed under the laws of Delaware as a series of the Company.

On January 12, 2024, The Stag Series LLC (“Series Stag”) was formed under the laws of Delaware as a series of the Company.

On January 12, 2024, The Blanton Series LLC (“Series Blanton”) was formed under the laws of Delaware as a series of the Company.

Terra Mint (“Manager”) is the sole and managing member of the Company and each of its Series.

See accompanying notes, which are an integral part of these consolidated and consolidating financial statements

2.	GOING CONCERN

Our consolidated and consolidating financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern, which contemplate the realization of assets and the liquidation of liabilities in the normal course of business. The Company and each listed Series had a lack of liquid assets, nominal cash, and limited operations since inception. For the periods ended June 30, 2024 and 2023, the Company had a consolidated loss of $148,981 and $114,361. As of June 30, 2024 and 2023, the Company and each listed Series has a consolidated working capital deficit of $156,365 and $77,979, and had an accumulated deficit of $359,582 and $166,061, respectively. The Company and each listed Series have yet to establish a business capable of generating sustained profits to fund its own operating and working capital requirements. This raises substantial doubt about the Company and each Series’ ability to continue as a going concern. The consolidated and consolidating financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company and each Series be unable to continue as a going concern. The Company and each Series’ ability to continue as a going concern is dependent upon their ability to raise additional debt or equity funding to meet their ongoing operating expenses and ultimately to establish a profitable business able to fund their own operating and working capital requirements. No assurances can be given that we will be successful in achieving these objectives.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated and consolidating financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). We have selected December 31 as our financial year end. The unaudited consolidated and consolidating financial statements for the period ending June 30, 2024, are presented using the accrual basis of accounting. Revenue is recognized when earned and expenses are recognized as they are incurred. The entity uses the cash method of accounting for income tax purposes.

Principles of Consolidation

These consolidated and consolidating financial statements include the accounts of Neptune REM LLC and each Series listed in Note 1 (collectively the “Series”). All inter-company transactions and balances have been eliminated on consolidation.

Use of Estimates

The presentation of consolidated and consolidating financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company and each Series consider all short- term debt securities purchased with a maturity of three months or less to be cash equivalents. The carrying amount approximates fair value due to the relatively short period to maturity of these instruments.

The Company and each Series maintain cash balances in a non-interest-bearing account that currently did not exceed federally insured limits as of June 30, 2024 and December 31, 2023.

Fair Value Measurements

ASC topic 820, Fair Value Measurements and Disclosures (“ASC 820”), provides a comprehensive framework for measuring fair value and expands disclosures which are required about fair value measurements. Specifically, ASC 820 sets forth a definition of fair value and establishes a hierarchy prioritizing the inputs to valuation techniques, giving the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable value inputs. ASC 820 defines the hierarchy as follows:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reported date. The types of assets and liabilities included in Level 1 are highly liquid and actively traded instruments with quoted prices, such as equities listed on the New York Stock Exchange.

Level 2 – Pricing inputs are other than quoted prices in active markets but are either directly or indirectly observable as of the reported date. The types of assets and liabilities in Level 2 are typically either comparable to actively traded securities or contracts or priced with models using highly observable inputs.

Level 3 – Significant inputs to pricing that are unobservable as of the reporting date. The types of assets and liabilities included in Level 3 are those with inputs requiring significant management judgement or estimation, such as complex and subjective models and forecasts used to determine the fair value of financial transmission rights.

Our financial instruments consist of a loan from a related party and residential real estate rental properties. The carrying amount of loan from a related party approximates its fair values because of its short-term maturity. The properties are recorded at cost and are considered level 3 investments due to the lack of observable input data used in the appraisal process for impairment analysis.

Expense Allocation

The Company allocates expenses among series based on the nature of each expense. These allocations are performed systematically to reasonably reflect the expenses associated with each series.

Real Estate Assets

Real Estate Assets consist of residential rental real estate. These assets are recorded at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of 27.5 years. Expenditures for major renewals and betterments that extend the useful lives of fixed assets are capitalized. Expenditures for routine maintenance and repairs are charged to expense as incurred. The company has adopted a policy to capitalize all assets with a cost greater than $1,000 and a useful life over 1 year. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the account, and any resulting gain or loss is recognized in income for the period.

Impairment of Assets

The Company and each Series, using its best estimates based on reasonable and supportable assumptions and projections, reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. There were no losses or asset impairments recorded during the periods ended June 30, 2024 and June 30, 2023.

Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, service has been performed, the fee is fixed or determinable, and collectability is probable. Revenue generally is recognized net of allowances for returns, contractual adjustments, and any taxes collected from customers and subsequently remitted to governmental authorities. We apply the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

Step 1: Identify the contract(s) with customers.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to performance obligations.

Step 5: Recognize revenue when the entity satisfies a performance obligation.

Advertising

Advertising costs are expensed to operations as they are incurred. There was no advertising costs incurred during the periods ended June 30, 2024 and June 30, 2023.

Stock-Based Compensation

The cost of equity instruments issued to employees and non-employees in return for goods and services is measured by the grant date fair value of the equity instruments issued in accordance with ASC 718, Compensation – Stock Compensation. The related expense is recognized as services are rendered or vesting periods elapse.

Organizational Costs

In accordance with FASB ASC 270, Organization Costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Deferred Offering Costs

The Company and each Series complies with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ deficit upon the completion of an offering or to expense if the offering is not completed.

Deferred offering costs as of June 30, 2024 and December 31, 2023, are as follows:

Series	June 30, 2024	December 31, 2023
Cedar Ridge	$18,337	$18,337
Dalmore	18,337	18,337
Templeton	18,337	18,337
Woody Creek	18,337	18,337
Stag	-	-
Blanton	-	-
Total	$73,348	$73,348

Earnings/(Loss) per Membership Interest

Upon completion of an offering, each Series intends to comply with accounting and disclosure requirement of ASC Topic 260, “Earnings per Share.” For each Series, earnings (loss) per membership interest (“EPMI”) will be computed by dividing net (loss) / income for a particular Series by the weighted average number of outstanding membership interests in that particular Series during the period.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of accounting and depreciation for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Each individual series records a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets, primarily resulting from net operating loss carryforwards (“NOLs”), will not be realized. On a total consolidated basis, the Company’s NOLs as of June 30, 2024 and December 31, 2023 were approximately $354,565 and $205,584, which produced net deferred tax assets of $100,165 and $58,077, respectively, using the Company’s estimated future effective tax rate of 28.25%, as detailed in the table below.

Series	NOL Balance as of June 30, 2024	Deferred Tax Assets from NOLs as of June 30, 2024	Valuation Allowance	Net Deferred Tax Assets as of June 30, 2024
Cedar Ridge	$55,112	$15,569	$(15,569)	$-
Dalmore	54,157	15,299	(15,299)	-
Templeton	66,290	18,727	(18,727)	-
Woody Creek	51,697	14,604	(14,604)	-
Stag	34,299	9,689	(9,689)	-
Blanton	36,331	10,264	(10,264)	-
Neptune REM	56,679	16,012	(16,012)	-

Total	$354,565	$100,165	$(100,165)	$-

Series	NOL Balance as of December 31, 2023	Deferred Tax Assets from NOLs as of December 31, 2023	Valuation Allowance	Net Deferred Tax Assets as of December 31, 2023
Cedar Ridge	$37,104	$10,482	$(10,482)	$-
Dalmore	37,104	10,482	(10,482)	-
Templeton	40,843	11,538	(11,538)	-
Woody Creek	33,884	9,572	(9,572)	-
Neptune REM	56,649	16,003	(16,003)	-

Total	$205,584	$58,077	$(58,077)	$-

Under ASC 740-10-50 these conditions stated above are income tax position subject to evaluation regarding the possibility of the position being overturned upon examination by a taxing authority. Management believes these positions will not be overturned. No interest or penalties related to income taxes have been recognized in the statement of operations or statement of financial position. The Company uses a calendar year-end for income tax reporting purposes, and tax years back to and including the tax year ended December 31, 2021, are subject to examination by major taxing jurisdictions.

Recently Issued and Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted the ASU upon inception and it did not have any effect on its consolidated financial statements and each Series' financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard upon inception and it did not have a material impact on their consolidated financial statements and each Series' financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements and each Series' financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.	REAL ESTATE ASSETS

Real estate assets as of June 30, 2024, consist of the following:

Description	Cedar Ridge	Dalmore	Templeton	Woody Creek
Land	$40,000	$40,000	$10,400	$26,600
Building	315,000	315,000	374,600	293,398
Total real estate assets	355,000	355,000	385,000	319,998
Less: acumulated depreciation	(4,773)	(3,818)	-	(3,556)
Total real estate assets, net	$350,227	$351,182	$385,000	$316,442

Description	Stag	Blanton	Neptune REM	Consolidated
Land	$40,000	$40,000	$-	$197,000
Building	320,000	320,000	-	1,937,998
Total real estate assets	360,000	360,000	-	2,134,998
Less: acumulated depreciation	(4,848)	(2,909)	-	(19,904)
Total real estate assets, net	$355,152	$357,091	$-	$2,115,094

Real estate assets as of December 31, 2023, consisted of the following:

Description	Cedar Ridge	Dalmore	Templeton	Woody Creek	Total
Land	$40,000	$40,000	$10,400	$26,600	$117,000
Building	315,000	315,000	374,600	293,398	1,297,998
Total real estate assets	$355,000	$355,000	$385,000	$319,998	$1,414,998

Land is recorded at the assessed value of the parcel, based on the respective counties’ most recent assessment. The remaining purchase price is allocated to buildings. Series Templeton has not yet started rental operations and has not recorded depreciation. Consolidated depreciation expense was $19,904 and $0 for the six months ended June 30, 2024 and 2023, respectively. The properties were acquired from the Company’s Manager and recorded at the Manager’s historic costs, with the difference between such and the agreed upon purchase price being recorded as a deemed distribution to the Manager.

5.	RELATED PARTY TRANSACTIONS

The Company and each Series is managed by Terra Mint, a Wyoming corporation and the managing member (the “Manager”). Pursuant to the terms of the operating agreement, the Manager will provide certain management and advisory services, as well as management team and appropriate support personnel to the Company. The company purchased the real estate assets described in Note 4 from the manager.

As of June 30, 2024 and December 31, 2023, the Company and its Series had the following related party balances due to, and paid to, the Manager:

As of June 30, 2024	Cedar Ridge	Dalmore	Templeton	Woody Creek
Accounts receivable	$-	$-	$-	$-
Accounts payable	39,098	14,931	52,106	39,356
Notes payable	379,435	379,435	406,299	337,851
Interest expense	(8,727)	(8,727)	(9,345)	(8,771)

As of June 30, 2024	Stag	Blanton	Neptune REM	Consolidated
Accounts receivable	$6,432	$2,537	$-	$8,969
Accounts payable	9,837	9,837	22,980	188,145
Notes payable	400,300	400,300	-	2,303,620
Interest expense	(8,515)	(8,515)	-	(52,600)

As of December 31, 2023	Cedar Ridge	Dalmore	Templeton	Woody Creek
Accounts payable	$31,533	$31,533	$39,997	$35,670
Notes payable	379,435	379,435	406,299	337,851
Interest expense	12,736	12,736	13,637	11,340

As of December 31, 2023	Stag	Blanton	Neptune REM	Consolidated
Accounts payable	$-	$-	$1,043	$139,776
Notes payable	-	-	-	1,503,020
Interest expense	-	-	-	50,449

Refer to Note 6 for the terms associated with the notes payable above.

Assets Under Management Fee

On a quarterly basis beginning on the first quarter end date following the initial closing date of the issuance of interests in a Series, the Series shall pay the Managing Member the assets under management fee (“Asset Management Fee”), payable quarterly in arrears, equal to a 0.75%. The Asset Management Fee is payable on the last day of the immediately preceding quarter. The Asset Management Fee shall be payable from the net operating rental income from each series and will be calculated as property, cash, cash equivalents, and the book value of the assets of the entity invested, directly or indirectly, in loans secured by real estate, or first mortgage bonds secured by real estate, before reserves for depreciation or bad debts or other similar non-cash reserves.

Additional Fees

Additional fees shall include: An ongoing management fee of eight percent (8%) of gross rent and fees to be deducted from gross rent during the management term of the series, a sourcing fee of up to seven percent (7%) of the purchase price of real estate acquired by the series, a disposition fee of six percent (6%) of the final gross sales price of a designated series, administrative revenue and reimbursement of any expenses incurred by the manager on behalf of the Company or any of its series, and a two percent (2%) fee on any such advances made and Managing Member is entitled to twenty percent (20%) of distributions beyond original capital contribution returns upon the liquidation of a series.

Contractual Obligations

These additional fees incurred by Company and its Series are part of an ongoing management agreement that the Company and its Series have with the parent company and Manager which include the aforementioned assets under management fee, sourcing fee, disposition fee, and other fees.

For all costs and expenses advanced by Manager to be reimbursed and repaid by Company in full, the Manager may charge up to two-percent (2%) each month as a fee on monthly reimbursable expenses and unpaid reimbursable expenses. During the periods ended June 30, 2024 and June 30, 2023, the Company incurred the following sourcing fees:

Series	June 30, 2024	June 30, 2023
Cedar Ridge	$-	$18,068
Dalmore	-	18,068
Templeton	-	19,000
Woody Creek	-	16,010
Stag	18,000	-
Blanton	18,000	-
Total	$36,000	$71,146

6.	LONG-TERM DEBT

Notes payable – related party

Notes payable to related party consists of the following as of June 30, 2024:

On March 20, 2023, the Company executed four promissory notes with Terra Mint for each of the four single family homes located in Omaha, Nebraska (“the Properties”) purchased from its Manager.

On January 12, 2024, the Company executed two additional promissory notes related to the Series Stag and Series Blanton.

The notes are six separate promissory notes from the Manager. The notes have a term of 18 months commencing from the date on which an offering for the sale of our membership interests commences (“Maturity Date”), pursuant to a Form 1-A to be filed with, and qualified by, the Securities and Exchange Commission (the “Reg A Offering”), and bear interest at the minimum applicable federal rate at the date of issuance of 4.5% to 5.0%. The notes, plus accrued interest, are repayable in full within 14 days of the maturity date. The notes are unsecured. If by the maturity date, the Company has not raised sufficient funds in the Reg A Offering to repay the principal amount of the notes plus accrued interest in full, any outstanding balance due shall be automatically converted into membership interests in the Company on the same terms as offered to investors in the offering. At the option of Terra Mint, funds available for repayment of the notes may be held in a borrower account, interest free, after the maturity date. Notes payable are inclusive of the purchase price of the property, sourcing fees, and deemed distributions to the Manager.

Principle balances outstanding as of June 30, 2024 and December 31, 2023 are as follows:

Series	June 30, 2024	December 31, 2023
Cedar Ridge	$379,435	$379,435
Dalmore	379,435	379,435
Templeton	406,299	406,299
Woody Creek	337,851	337,851
Stag	400,300	-
Blanton	400,300	-

Total notes payable - related party	2,303,620	1,503,020

Less: current portion	-	-

Total long-term notes payable - related party	$2,303,620	$1,503,020

Maturities on notes payable - related parties are as follows:

Period Ended	Amount
12/31/2024	$-
12/31/2025	2,303,620
Total notes payable - related party	$2,303,620

As of June 30, 2024 and 2023, and for the periods then ended, interest expense on the promissory notes amounted to the following:

Series	June 30, 2024	June 30, 2023
Cedar Ridge	$8,727	$4,023
Dalmore	8,727	4,023
Templeton	9,345	4,308
Woody Creek	8,771	3,583
Stag	8,515	-
Blanton	8,515	-
Total	$52,600	$15,937

7.	COMMITMENTS AND CONTINGENCIES

Legal Proceedings

We were not subject to any legal proceedings during the period ended June 30, 2024 and December 31, 2023, and, to the best of our knowledge, no legal proceedings are pending or threatened.

8.	MEMBER’S DEFICIT

We are managed by Terra Mint, a Wyoming corporation and our managing member (“the Manager”). Pursuant to the terms of the operating agreement, the manager will provide certain management and advisory services, as well as management team and appropriate support personnel to the Company and each Series.

The Manager will be responsible for directing the management of our business and affairs, managing the day-to-day affairs, and implementing our investment strategy. The Manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to us.

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. We expect the Manager to make distributions on a quarterly basis. However, the Manager may change the timing of the distributions or determine that no distributions shall be made, in its sole discretion. Currently, the operating agreement distribution policy is to first compensate the series members until they have received 100% of their original capital contributions, then 20% to the Managing Member and 80% to the Members.

During the periods ended June 30, 2024 and June 30, 2023, the Series of the Company made deemed distributions to Manager as part of the purchase of the real estate assets as follows:

Series	June 30, 2024	June 30, 2023
Cedar Ridge	$-	$6,367
Dalmore	-	6,367
Templeton	-	2,299
Woody Creek	-	1,843
Stag	22,300	-
Blanton	22,300	-
Total	$44,600	$16,876

The Managing Member must purchase a minimum of 1% through the Offering and may purchase up to 9.8%.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

9.	SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through September 23, 2024, the date the consolidated and consolidating financial statements and each Series’ financial statements were available to be issued.

ITEM 4. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

No.	Exhibit Description

2.1*	Certificate of Formation of Neptune REM, LLC

2.2	Second Amended and Restated Operating Agreement of Neptune REM, LLC

3.1*	Form of Series Designation of The Cedar Ridge Series, a series of Neptune REM, LLC

3.2*	Form of Series Designation of The Dalmore Series, a series of Neptune REM, LLC

3.3*	Form of Series Designation of The Templeton Series, a series of Neptune REM, LLC

3.4*	Form of Series Designation of The Woody Creek Series, a series of Neptune REM, LLC

3.5*	Form of Series Designation of The Blanton Series, a series of Neptune REM, LLC

3.6*	Form of Series Designation of The Stag Series, a series of Neptune REM, LLC

4.1*	Form of subscription agreement of The Cedar Ridge Series, a series of Neptune REM, LLC

4.2*	Form of subscription agreement of The Dalmore Series, a series of Neptune REM, LLC

4.3*	Form of subscription agreement of The Templeton Series, a series of Neptune REM, LLC

4.4*	Form of subscription agreement of The Woody Creek Series, a series of Neptune REM, LLC

4.5*	Form of subscription agreement of The Blanton Series, a series of Neptune REM, LLC

4.6*	Form of subscription agreement of The Stag Series, a series of Neptune REM, LLC

6.1*	Broker Dealer Agreement, dated August 17, 2023 between Neptune REM, LLC and Dalmore Group, LLC

6.2*	Form of Purchase and Sale Agreement dated March 20, 2023, between Neptune REM, LLC and The Cedar Ridge Series, a series of Neptune REM, LLC

6.3*	Form of Purchase and Sale Agreement dated March 20, 2023, between Neptune REM, LLC and The Dalmore Series, a series of Neptune REM, LLC

6.4*	Form of Purchase and Sale Agreement dated March 20, 2023, between Neptune REM, LLC and The Templeton Series, a series of Neptune REM, LLC

6.5*	Form of Purchase and Sale Agreement dated March 20, 2023, between Neptune REM, LLC and The Woody Creek Series, a series of Neptune REM, LLC

6.6*	Form of Property Management Agreement dated March 21, 2023, between Neptune REM, LLC and The Cedar Ridge Series, a series of Neptune REM, LLC

6.7*	Form of Property Management Agreement dated March 21, 2023, between Neptune REM, LLC and The Dalmore Series, a series of Neptune REM, LLC

6.8*	Form of Property Management Agreement dated March 21, 2023, between Neptune REM, LLC and The Templeton Series, a series of Neptune REM, LLC

6.9*	Form of Property Management Agreement dated March 21, 2023, between Neptune REM, LLC and The Woody Creek, a series of Neptune REM, LLC

6.10*	Form of Purchase and Sale Agreement dated January 12, 2024, between Neptune REM, LLC and The Blanton Series, a series of Neptune REM, LLC

6.11*	Form of Purchase and Sale Agreement dated January 12, 2024, between Neptune REM, LLC and The Stag Series, a series of Neptune REM, LLC

6.12*	Form of Property Management Agreement dated January 12, 2023, between Neptune REM, LLC and The Blanton Series, a series of Neptune REM, LLC

6.13*	Form of Property Management Agreement dated January 12, 2023, between Neptune REM, LLC and The Stag Series, a series of Neptune REM, LLC

8.1*	Escrow Agreement dated [*], 2023, by and among North Capital Private Securities Corporation, Terra Mint Group, Corp. and The Cedar Ridge Series, a series of Neptune REM LLC

8.2*	Escrow Agreement dated [*], 2023, by and among North Capital Private Securities Corporation, Terra Mint Group, Corp. and The Dalmore Series, a series of Neptune REM LLC

8.3*	Escrow Agreement dated [*], 2023, by and among North Capital Private Securities Corporation, Terra Mint Group, Corp. and The Templeton Series, a series of Neptune REM LLC

8.4*	Escrow Agreement dated [*], 2023, by and among North Capital Private Securities Corporation, Terra Mint Group, Corp. and The Woody Creek Series, a series of Neptune REM LLC

8.5*	Escrow Agreement dated [*], 2024, by and among North Capital Private Securities Corporation, Terra Mint Group, Corp. and The Blanton Series, a series of Neptune REM LLC

8.6*	Escrow Agreement dated [*], 2024, by and among North Capital Private Securities Corporation, Terra Mint Group, Corp. and The Stag Series, a series of Neptune REM LLC

* Previously filed as an exhibit to the Offering Circular included in the Company’s Offering Statement on Form 1-A (File No. 024-12356).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neptune REM LLC, a Delaware limited liability company

By:	Terra Mint Group, Corp., a Wyoming corporation, its managing member

By:	/s/ Kevin Cottrell
	Name:	Kevin Cottrell
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Terra Mint Group, Corp., a Wyoming Corporation

SIGNATURE	TITLE	DATE

/s/ Kevin Cottrell	Chief Executive Officer, Principal Executive Officer, Terra Mint Group, Corp., Director	September 27, 2024
Kevin Cottrell

/s/ Chris Gerardi	Chief Financial Officer and Principal Accounting Officer of Terra Mint Group, Corp., Director	September 27, 2024
Chris Gerardi